SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Trade Street Residential, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

89255N203
 (CUSIP Number)

Michael Kelly, Esq.
Monarch Alternative Capital LP
535 Madison Avenue
New York, NY 10022
Telephone: (212) 554-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Mark A. Cognetti, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019−6099
(212) 728−8000

January 16, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89255N203

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Monarch Alternative Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,452,678
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,452,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,452,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89255N203

1	NAMES OF REPORTING PERSONS MDRA GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,452,678
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,452,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,452,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89255N203

1	NAMES OF REPORTING PERSONS Monarch GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,452,678
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,452,678
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,452,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.25%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89255N203

1	NAMES OF REPORTING PERSONS Monarch Debt Recovery Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,162,891
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,162,891
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,162,891
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.95%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89255N203

1	NAMES OF REPORTING PERSONS Monarch Opportunities Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,120,453
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,120,453
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,120,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.58%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89255N203

1	NAMES OF REPORTING PERSONS Monarch Capital Master Partners II-A LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,840,670
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,840,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,840,670
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.06%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89255N203

1	NAMES OF REPORTING PERSONS Monarch Alternative Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,010,685
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,010,685
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,010,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.53%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 89255N203

1	NAMES OF REPORTING PERSONS Monarch GP Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,010,685
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,010,685

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,010,685
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.53%
14	TYPE OF REPORTING PERSON OO

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Trade Street Residential, Inc., a Maryland corporation (the “Company”).  This Schedule 13D is being filed on behalf of Monarch Alternative Capital LP (“MAC”), MDRA GP LP (“MDRA GP”), Monarch GP LLC (“GP LLC”), Monarch Debt Recovery Master Fund Ltd (“MDRF”), Monarch Opportunities Master Fund Ltd (“MOF”), Monarch Capital Master Partners II-A LP (“MCPA”), Monarch Alternative Capital GP LLC (“MAC GP”) and Monarch GP Investor LLC (“Investor LLC”, and together with MAC, MDRA GP, GP LLC, MDRF, MOF, MCPA and MAC GP, the “Monarch Filers”).

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 19950 West Country Club Drive, Suite 800, Aventura, Florida 33180.

Item 2. Identity and Background

(a)  This statement is being filed by the Monarch Filers.  MAC is the investment advisor to a variety of funds (such funds (including, but not limited to, MDRF, MOF and MCPA), collectively the “Monarch Funds”).  Certain of the Monarch Funds directly own the Common Stock to which this Schedule 13D relates, and MAC beneficially owns such Common Stock by virtue of the authority granted to it by the Monarch Funds to vote and to dispose of the securities held by such Monarch Funds.  MDRA GP is the general partner of MAC and beneficially owns the Common Stock beneficially owned by MAC by virtue of such position.  GP LLC is the general partner of MDRA GP and beneficially owns the Common Stock beneficially owned by MDRA GP by virtue of such position.  MAC GP acts as the general partner for certain Monarch Funds, including MCPA and Monarch Capital Master Partners II LP, which also owns Common Stock.  MAC GP beneficially owns the Common Stock held by MCPA and Monarch Capital Master Partners II LP by virtue of such position.  Investor LLC is the managing member of MAC GP and beneficially owns the Common Stock beneficially owned by MAC GP by virtue of such position.  MAC and MDRA GP are each organized as a limited partnership under the laws of the State of Delaware.  GP LLC, MAC GP and Investor LLC are each organized as a limited liability company under the laws of the State of Delaware.  MDRF and MOF are each organized as a corporation under the laws of the Cayman Islands.  MCPA is organized as a limited partnership under the laws of the Cayman Islands.  Set forth on Schedule I hereto is the (i) name, (ii) business address, (iii) present principal occupation or employment and (iv) citizenship of all of the directors and executive officers or persons holding equivalent positions of each of GP LLC, MDRF, MOF and Investor LLC (the “Scheduled Persons”, each a “Scheduled Person”).

(b)  The address of the principal business and principal office of MAC, MDRA GP, GP LLC, MAC GP and Investor LLC is 535 Madison Avenue, New York, New York, 10022.  The address of the principal business and principal office of MDRF, MOF and MCPA is c/o Intertrust Corporate Services (Cayman) Limited, Walker House, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.  Schedule I hereto sets forth the principal business address of each Scheduled Person.

(c)  The principal business of MAC is to serve as investment advisor to, and to control the investment activities of, the Monarch Funds.  The principal business of MDRA GP is to serve as general partner of MAC.  The principal business of GP LLC is to serve as general partner of MDRA GP.  The principal business of MAC GP is to serve as the general partner of certain Monarch Funds, including MCPA and Monarch Capital Master Partners II LP.  The principal business of Investor LLC is to serve as managing member of MAC GP.  The principal business of MDRF, MOF and MCPA is to invest and trade in securities and make other investments.  Schedule I hereto sets forth the principal occupation or employment of each Scheduled Person.

(d)  None of the Monarch Filers, nor to the best of their knowledge, any Scheduled Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Monarch Filers, nor, to the best of their knowledge, any Scheduled Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

The Monarch Filers acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates pursuant to a subscription rights offering conducted by the Company, which was consummated on January 16, 2014 (the “Rights Offering”), and in certain open-market purchases.  In connection with the Rights Offering, the Company and certain investment entities managed or advised by Senator Investment Group, LP (the “Backstop Investor”) entered into a stockholders agreement (the “Backstop Investor’s Stockholders Agreement”) in order to establish certain arrangements and restrictions with respect to the governance of the Company and that granted certain stockholder rights to the Backstop Investor as long as it maintains a minimum ownership level in the Company’s outstanding Common Stock.

The shares of Common Stock acquired by the Monarch Filers are held directly by certain of the Monarch Funds.  Pursuant to the Rights Offering, the applicable Monarch Funds (including MDRF, MOF and MCPA) collectively acquired 8,425,557 shares of Common Stock for $53,333,775.81 of their own investment capital.  In addition, prior to acquiring shares in the Rights Offering, the applicable Monarch Funds (including MDRF, MOF and MCPA) collectively acquired 27,121 shares of Common Stock for $170,191.90 of their own investment capital.

Item 4. Purpose of the Transaction

The Monarch Filers acquired their shares of Common Stock for investment purposes, with a view toward participating in the governance of the Company.  The Monarch Filers intend to engage in discussions with the Company with respect to obtaining certain stockholder rights that are materially consistent with those granted to the Backstop Investor pursuant to the Backstop Investor’s Stockholders Agreement, including rights with respect to representation on the Company’s Board of Directors, consent rights, liquidity rights, preemptive rights, registration rights and other rights customarily sought by substantially similar investors.  In addition, the Monarch Filers intend to engage in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions, dispositions or offerings of shares of capital stock or other securities of the Company or any subsidiary thereof.

The Monarch Filers intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, Board of Directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Monarch Filers and other factors considered relevant.  The Monarch Filers may from time to time take actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company.  Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

As part of the Monarch Filers’ continuing evaluation of, and preservation of the value of, their investment in the Common Stock or other securities of the Company, the Monarch Filers may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the Board of Directors, existing or potential strategic partners of the Company, other stockholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Monarch Filers’ investment in the Common Stock and other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy, acquisition opportunities and the future plans of the Company.

Item 5. Interest in Securities of the Issuer

(a)  Each of MAC, MDRA GP and GP LLC indirectly beneficially owns 8,452,678 shares of Common Stock.  Such shares represent 23.25% of the 36,350,181 shares of Common Stock outstanding as of January 16, 2014.  Each of MAC GP and Investor LLC indirectly beneficially owns 2,010,685 shares of Common Stock.  Such shares represent 5.53% of the 36,350,181 shares of Common Stock outstanding as of January 16, 2014.  MDRF directly beneficially owns 2,162,891 shares of Common Stock, which represent 5.95% of the 36,350,181 shares of Common Stock outstanding as of January 16, 2014.  MOF directly beneficially owns 3,120,453 shares of Common Stock, which represent 8.58% of the 36,350,181 shares of Common Stock outstanding as of January 16, 2014.  MCPA directly beneficially owns 1,840,670 shares of Common Stock, which represent 5.06% of the 36,350,181 shares of Common Stock outstanding as of January 16, 2014.  The percentages used herein and in the rest of this Schedule 13D are calculated based upon a number of outstanding shares consisting of 36,350,181 shares of Common Stock reported as outstanding in the Company’s current report on Form 8-K, filed on January 21, 2014.  None of the other individual Monarch Funds owns a number of shares of Common Stock representing more than 5% of the outstanding shares of Common Stock.

(b)  MAC, MDRA GP and GP LLC share voting and dispositive power over the 8,452,678 shares of Common Stock held directly by the Monarch Funds with each applicable Monarch Fund directly holding such shares, including the 2,162,891 shares, 3,120,453 shares and 1,840,670 shares of Common Stock held by MDRF, MOF and MCPA, respectively.  MAC GP and Investor LLC share voting and dispositive power over the 2,010,685 shares of Common Stock held directly by MCPA and Monarch Capital Master Partners II LP.

(c)  The Monarch Filers acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates pursuant to the Rights Offering and in certain open-market purchases.  Upon the consummation of the Rights Offering, the applicable Monarch Funds (including MDRF, MOF and MCPA) collectively acquired 8,425,557 shares of Common Stock at $6.33 per share for an aggregate of $53,333,775.81 of their own investment capital.  Prior to the exercise of their subscription rights, the applicable Monarch Funds beneficially owned an aggregate of 27,121 shares of Common Stock, which were acquired through the following open-market transactions:  On December 30, 2013 and December 31, 2013, MDRF purchased 8,631 shares of Common Stock at $6.2646 per share and 3,436 shares of Common Stock at $6.3021 per share, respectively.  On December 30, 2013 and December 31, 2013, MOF purchased 5,895 shares of Common Stock at $6.2646 per share and 2,348 shares of Common Stock at $6.3021 per share, respectively.  On December 30, 2013 and December 31, 2013, Monarch Capital Master Partners II LP, a Monarch Fund, purchased 250 shares of Common Stock at $6.2646 per share and 100 shares of Common Stock at $6.3021 per share, respectively.  On December 30, 2013 and December 31, 2013, MCPA purchased 2,919 shares of Common Stock at $6.2646 per share and 1,163 shares of Common Stock at $6.3021 per share, respectively.  On December 30, 2013 and December 31, 2013, P Monarch Recovery Ltd., a Monarch Fund, purchased 1,058 shares of Common Stock at $6.2646 per share and 422 shares of Common Stock at $6.3021 per share, respectively.  On December 30, 2013 and December 31, 2013, Monarch Alternative Solutions Master Fund Ltd, a Monarch Fund, purchased 643 shares of Common Stock at $6.2646 per share and 256 shares of Common Stock at $6.3021 per share, respectively.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Monarch Filers have entered into an agreement (the “Joint Filing Agreement”) with respect to the joint filing of this statement and any amendment hereto, pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.  The description of the Joint Filing Agreement contained in this Schedule 13D is qualified in its entirety by reference to Exhibit 99.1 hereto.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

99.1  Joint Filing Agreement, dated as of January 24, 2014, by and among the Monarch Filers.

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.
Dated: January 24, 2014

MONARCH ALTERNATIVE CAPITAL LP

By:  /s/ Michael Weinstock
      Name:  Michael Weinstock
      Title:    Chief Executive Officer

MDRA GP LP
By:   Monarch GP LLC, its general partner

By:  /s/ Michael Weinstock
      Name:  Michael Weinstock
      Title:    Member

MONARCH GP LLC

By:  /s/ Michael Weinstock
      Name:  Michael Weinstock
      Title:    Member

MONARCH DEBT RECOVERY MASTER FUND LTD
By:   Monarch Alternative Capital LP, its investment manager

By:  /s/ Michael Weinstock
      Name:  Michael Weinstock
      Title:    Chief Executive Officer

MONARCH OPPORTUNITIES MASTER FUND LTD
By:   Monarch Alternative Capital LP, its investment manager

By:  /s/ Michael Weinstock
      Name:  Michael Weinstock
      Title:    Chief Executive Officer

MONARCH CAPITAL MASTER PARTNERS II-A LP
By:   Monarch Alternative Capital LP, its investment manager

By:  /s/ Michael Weinstock
      Name:  Michael Weinstock
      Title:    Chief Executive Officer

MONARCH ALTERNATIVE CAPITAL GP LLC

By:  /s/ Michael Weinstock
      Name:  Michael Weinstock
      Title:    Chief Executive Officer

MONARCH GP INVESTOR LLC

By:  /s/ Michael Weinstock
      Name:  Michael Weinstock
      Title:    Executive Committee Member

SCHEDULE I

Monarch GP LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch Debt Recovery Master Fund Ltd

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of certain Cayman entities	Canada
Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch Opportunities Master Fund Ltd

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Philip Dickie	Windward 1, Regatta Office Park West Bay Road PO Box 897 Grand Cayman KY1-1103 Cayman Islands	Director of certain Cayman entities	Canada
Allison B. Nolan	Athena International Management Ltd. P.O. Box 30145 Grand Cayman KY1-1201 Cayman Islands	Director of certain Cayman entities	United Kingdom & Cayman Islands
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States

Monarch GP Investor LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Andrew Herenstein	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Christopher Santana	535 Madison Avenue New York, NY 10022	Managing Principal of Monarch Alternative Capital LP	United States
Michael Weinstock	535 Madison Avenue New York, NY 10022	Chief Executive Officer of Monarch Alternative Capital LP	United States